Validus Holdings, Ltd. 29 Richmond Road Pembroke HM 08 Bermuda
Mr. Robert F. Kuzloski Executive Vice President & General Counsel	Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
Telephone: (441) 278-9075 Facsimile: (441) 278-9090 robert.kuzloski@validusholdings.com Website: www.validusholdings.com

November 2, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Validus Holdings, Ltd. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017, which was filed with the U.S. Securities and Exchange Commission on November 2, 2017.

Very truly yours,

VALIDUS HOLDINGS, LTD.

By:     /s/ Robert Kuzloski

Name: Robert Kuzloski
Title: Executive Vice President and
General Counsel